KAYE SCHOLER LLP

Garth B. Thomas
212 836-7812
Fax 212 836-6627
gthomas@kayescholer.com

425 Park Avenue
New York, New York 10022-3598
212 836
Fax 212
www.kay



06017270

September 29, 2006

BY HAND

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

RECEIVED
2006 OCT -3 A 11:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re: *Lagardère Groupe S.C.A.*
12g3-2(b) Submission
File No.: 82-3916

Ladies & Gentlemen:

We are submitting the enclosed documentation on behalf of Lagardère Groupe S.C.A. (the "**Company**") in order for it to continue to maintain current information for its qualification to claim an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

PROCESS
OCT 04 20
THOMSON
FINANCIAL

Specifically, the following is enclosed:

(i) the Company's September 13, 2006 press release regarding the Company's first ~~half~~ results;

(ii) the Company's updated July 27, 2006 press release regarding the Company's 2006 first half sale;

(iii) the Company's July 27, 2006 press release regarding the Company's 2006 first half sales;

(iv) the Company's July 17, 2006 press release regarding the Company's share buyback program;

(v) the Company's May 6, 2006 press release regarding the Company's 2006 first quarter results;

(vi) the Company's April 6, 20006 press release regarding the reference price of the Company's Mandatory Exchangeable Bond; and

(vii) the Company's April 4, 2006 press release regarding the Company's transaction relating to part of its holding in EADS which was performed in coordination with Daimler Chrysler.

We respectfully request that this submission be duly recorded. If you have any questions regarding this submission, or require additional information, please contact me at the above telephone number.

dlw 10/3

31338590.WPD

Please acknowledge receipt of this submission by stamping the enclosed copy of this letter and returning such copy to our waiting messenger.

Sincerely,



Garth B. Thomas

cc: Mr. Laurent Carozzi
Ms. Helene Martin
Fred Marcusa, Esq.
Kenneth G.M. Mason, Esq.



→ *Press release*

LAGARDERE SCA
ANNOUNCES A TRANSACTION INVOLVING ITS INVESTMENT IN EADS
RELATING TO 7.5% OF THE CAPITAL
AND PERFORMED IN CO-ORDINATION WITH DAIMLERCHRYSLER

Lagardère SCA announces the following transaction, which is being carried out in full co-ordination with all the shareholders involved:

- Issuance of a Mandatory Exchangeable Bond by Lagardère SCA, with a mechanism giving the issuer exposure to some upside in the EADS share price and redeemable for shares representing up to 7.5% of the capital of EADS. The issue has been subscribed for in full by IXIS CIB, which in turn has sold forward a large majority of the underlying EADS shares to a group of French institutional investors.

- The Lagardère transaction is being made in conjunction with another transaction entered into by DaimlerChrysler, involving a market placement of 7.5% of the capital of EADS.

- Lagardère SCA reaffirms its support for the development policy of EADS. The shareholders' pact between the core shareholders of EADS is unchanged and they are committed – as demonstrated by their respective retained shareholdings – to continued involvement in and backing for the industrial success of EADS.

These transactions will increase the free float of EADS, thereby broadening access to the shares.

The terms of the transaction involving Lagardère SCA are as follows:

Issuance of a Mandatory Exchangeable Bond Redeemable for Shares

- Lagardère SCA is issuing a Mandatory Exchangeable Bond entirely subscribed for by IXIS CIB. In turn, IXIS CIB has sold forward a large majority of the underlying EADS shares to a group of French institutional investors.
- The EADS shares deliverable represent a maximum of 7.5% of the capital of EADS, or approximately 61 million shares.
- The reference EADS share price for this issue will be the price derived from the market placement entered into by DaimlerChrysler.
- Lagardère SCA will receive the proceeds from the issue on completion of the market placement.
- Lagardère SCA will redeem the bonds via three equal deliveries of EADS shares (subject to any adjustments relating to the upside exposure mechanism described below) on June 25, 2007, June 25, 2008 and June 25, 2009.

The Mandatory Exchangeable Bond pays a coupon of around 7.9%

The 7.9% coupon reflects:

a/ EADS share price upside exposure mechanism

- Under the terms of the bond issue, Lagardère SCA is entitled to receive the full benefit of any upside in the EADS share price up to a maximum of 115% of the reference price. However, in the event of a decline in the EADS share price, Lagardère SCA is guaranteed a sale at the reference price.
- The upside exposure mechanism may result in fewer shares being delivered on redemption of the bond issue.

b/ Share ownership position

Lagardère SCA will:

- Continue to receive EADS dividends attached to the shares covered by the bonds, in proportion to the number of undelivered shares.
- Retain ownership of the EADS shares until they are delivered. Subject to any adjustments related to the upside exposure mechanism, its interest in EADS will be reduced from 15% to 12.5% on June 25, 2007; from 12.5% to 10% on June 25, 2008; and from 10% to 7.5% on June 25, 2009.

Position on completion of the market placement

Lagardère SCA will:

- Report no change in net debt. The final amount of the bond issue will increase the debt recognized in the Lagardère SCA balance sheet and the issue proceeds will be recognized as cash, giving a zero impact on net debt.
- Retain exposure to potential upside on the EADS share price thanks to the upside exposure mechanism built into the bond issue and to the EADS shares not included in the transaction (7.5% of the capital of EADS).
- Fully maintain its role as core shareholder in the controlling ownership structure of EADS.
- Reduce its high technology exposure and continue its strategic refocusing on media activities.

EADS: the shareholders' pact

These transactions are being carried out in full co-ordination with all the shareholders involved.

Within the controlling ownership structure of EADS, the balance of power between the French State and Lagardère within the French bloc, and between the French and German blocs, will remain strictly unchanged.

Paris, April 4th, 2006

The Lagardère Group is a market leader in the media sector (books, press, audiovisual, distribution/ retailing of cultural products). The Group also has interests in the high technology sector via a 14.95% stake in EADS.

The Lagardère Group is listed on the Premier Marché of the Paris Stock Exchange.

Press Contacts

Thierry Funck-Brentano	tel. +33 (0)1 40 69 16 34	tfb@lagardere.fr
Arnaud Molinié	tel. +33 (0)1 40 69 16 72	amolinie@lagardere.fr

Investor Relations Contact

Laurent Carozzi	tel. +33 (0)1 40 69 18 02	lcarozzi@lagardere.fr



Lagardère

→ Press release

Issuance of a Mandatory Exchangeable Bond with an upside exposure mechanism by Lagardère SCA and relating to 7.5% of EADS equity

Lagardère SCA has announced the issue of a Mandatory Exchangeable Bond redeemable in EADS shares, with a mechanism giving exposure up to 115% of the reference price, entirely subscribed by IXIS CIB.
Following the completion of JP Morgan & Morgan Stanley's market placement (part of a co-ordinated DaimlerChrysler transaction), the Mandatory Exchangeable Bond's reference price has been set at 32.6 euros.

The Mandatory Exchangeable Bond is pledged by 61.1 millions EADS shares, and represents around €1,990m.

Paris, April 6th 2006

The Lagardère Group is a market leader in the media sector (books, distribution/retailing of cultural products, press and audiovisual). The Group also has interests in the high technology sector via a 14.95% stake in EADS.

The Lagardère Group is listed on the Premier Marché of the Paris Stock Exchange.

Press contacts:

Thierry FUNCK-BRENTANO — tel. +33 (0)1 40 69 16 34, e-mail : tfb@lagardere.fr

Arnaud MOLINIE — tel. +33 (0)1 40 69 16 72, e-mail : amolinie@lagardere.fr

Investor Relations contact:

Laurent CAROZZI — tel. +33 (0) 1 40 69 18 02, e-mail : lcarozzi@lagardere.fr



Lagardère

PRESS RELEASE

LAGARDÈRE SCA 2006 FIRST-QUARTER CONSOLIDATED REVENUES: UP 10.5% ON A REPORTED BASIS

LAGARDÈRE MEDIA REVENUES STABLE ON A REPORTED BASIS AND UP 1.3% ON A LIKE-FOR-LIKE BASIS (*)

Lagardère Media revenues for the three months ended March 31, 2006 were stable on a reported basis at €1,794m, and up 1.3% on a like-for-like basis.

This first-quarter revenue growth is not indicative of full-year trends, given the low proportion of sales generated in the period (usually only around 20% of the annual total) and the strong impact of tough comparatives, seasonal trends, and product mix. The overall performance for the start of 2006 is in line with the Group's forecasts.

Highlights of the first quarter of 2006:

- Books – Performance adversely affected (as expected) by tough comparatives, especially in General Literature, which recorded strong Dan Brown sales in the first quarter of 2005. Excluding the Dan Brown effect, satisfactory performance across all divisions.

- Press – Upturn in revenues in the early part of the year, with a recovery in advertising growth compensating for weak circulation figures.

- Distribution Services – A fine quarter, illustrating the steady improvement in trading in France (Aelia) and strong sales growth outside France (Eastern Europe and Asia).

- Lagardere Active – As expected, first-quarter sales down due to a very tough comparative in TV Production. Good performance for radio, especially internationally.

LAGARDERE SCA consolidated revenues, including EADS contribution (up 28.4%), rose by 10.5% over the quarter, to €3,152m.

(*) *excluding changes in group structure and the effect of exchange rates, and including a pro-forma restatement of 2005 sales.*

	Revenues (€m)		Year-on-year growth (reported)	Year-on-year growth (restated, like-for-like)
	Q1 2006	*Q1 2005*		
. LAGARDERE MEDIA	**1,794.2**	***1,794.9***	**0.0%**	**1.3%**
- Books	321.5	*327.4*	(1.8)%	(0.4)%
- Press	449.0	*433.4*	3.6%	0.8%
- Distribution Services	889.5	*890.5*	(0.1)%	3.6%
- Lagardere Active	134.2	*143.6*	(6.5)%	(6.7)%
. EADS	**1,357.6**	***1,057.6***	**28.4%**	N/A
LAGARDERE SCA	**3,151.8**	***2,852.5***	**10.5%**	**N/A**

N/A: not available

LAGARDERE MEDIA

Lagardère Media recorded like-for-like growth of 1.3%.

- **Hachette Livre**

The figures for Hachette Livre do not include sales generated by Time Warner Book Group, which will be consolidated from the second quarter.

On a like-for-like basis, 2006 first-quarter sales were virtually unchanged, falling 0.4%. This was a decent performance given the very strong 8.7% like-for-like revenue growth achieved in the first quarter of 2005.
The tough prior-year comparative was mainly due to the Dan Brown effect: sales of "*The Da Vinci Code*" (450,000 copies in Q1 2005) and "*Angels & Demons*" (600,000 copies) drove the General Literature division to record-high growth levels of over 20% in 2005. In 2006, sales of "*Deception Point*", though very promising, reached "only" 500,000 copies.

The other divisions, except for Larousse which enjoyed mixed fortunes in the first quarter, turned in decent performances, with Literature in the UK and partworks the best performers.

- **Hachette Filipacchi Médias**

Hachette Filipacchi Médias achieved revenue growth of 0.8% on a like-for-like basis (3.6% on a reported basis, due largely to favorable exchange rate effects), with advertising and circulation experiencing contrasting fortunes.

- The general trend in advertising is good in all countries, including France.
- Circulation is however still weak, with slight negative growth; virtually all the markets in which HFM operates are affected.
- HFM copy sales were also dented by the 2005 closure of under-performing magazine titles, especially in Italy, where 4 titles were closed in the first quarter of 2005.
- The very strong growth in China and Russia continued.

- **Hachette Distribution Services**

Hachette Distribution Services revenues rose by 3.6% on a like-for-like basis during the quarter, but fell by 0.1% on a reported basis.

As part of the general drive to improve the product mix and reduce operational risk, significant changes have been made to the contractual arrangements between the Belgian subsidiary AMP and some of its clients, which should lead to an improvement in the company's margins.
The new contracts also required a new accounting treatment of sales (now recognized as pure distribution commission) which explains the difference between like-for-like and reported sales growth.

The favorable trends seen in the second half of 2005 gathered pace in the first quarter of 2006:

- Aelia continued the recovery begun in 2005, linked with an upturn in air passenger traffic.
- Virgin continues to suffer from weak music and DVD sales, though book sales have held up well. Trading in Relay stores remains sluggish, with weak sales of tobacco, daily newspapers and magazines offset by stronger sales of higher-margin products (books, confectionery, etc).
- The very strong growth in Eastern Europe and Asia is not flagging, and is making a major contribution to the uptrend in the Distribution business.

- **Lagardere Active**

Lagardere Active first-quarter revenues slipped, by 6.7% on a like-for-like basis and 6.5% on a reported basis.
The main reason was a very tough comparative: 2005 first-quarter sales rose by 19.1% on a like-for-like basis.

The first-quarter performance (including the effect of the tough comparative) was in line with the Group's forecasts:

Radio – Very good quarter, with revenues up 8.5%. In France, Europe 1 is in robust health, making up for weak performances at Europe 2 and RFM. Outside France, the Group's channels continued to enjoy very strong growth.

Television – TV Production returned to more normal activity levels, leading to an expected 32% decline in revenues. This follows a 2005 first quarter when growth hit 62%, thanks largely to the delivery of two films: "*Boudu*" and "*D'Artagnan and The Three Musketeers*". Theme channels posted an 18.0% decline in revenues, mainly due to the effect of the closure of the loss-making Match TV in the third quarter of 2005.

Lagardere Active Broadband – The division reported quarterly like-for-like growth of 3.1%. Continuing strong sales growth in the United States was partially offset by a decline in sales at Hachette Multimedia (CD-Rom) .

Outlook

Books: The market remains buoyant, pointing to a fine outlook for 2006. The tough comparatives created by the "*Dan Brown*" effect should ease gradually. The latter part of 2006 is set to be lifted by growth in the Education business in Spain (where major reforms are planned) and in France.

Press: The advertising market is still looking good, but there is no sign of recovery in circulation. Second-quarter growth is expected to be similar to that recorded in the first quarter.

Distribution: The positive trend is set to continue (excluding music and DVD sales).

Lagardere Active: The negative effects of the tough comparative in TV Production and of the closure of Match TV are set to persist through the second quarter before easing in the second half of the year.

This outlook confirms our guidance on full-year like-for-like growth in Recurring EBIT before Associates for media activities, which we expect to be in the "3%-7%" range already announced, based on the same parameters:

- a euro/dollar exchange rate of 1.25
- excluding changes in group structure
- excluding the impact of investment in Digital Terrestrial Television licenses (€7m in 2005, €21m in 2006)

EADS

The figure shown on the **"EADS"** line represents 14.95% of the revenues generated by EADS (compared with 15.10% in 2005).

The share of EADS revenues consolidated by Lagardere SCA in the first quarter of 2006 was €1.36bn, an increase of 28.4% on the first quarter of 2005.

Airbus revenues were driven by deliveries, with 101 aircraft delivered in the first quarter of 2006 compared with 87 in the comparable period of 2005. The Military Transport division reported a surge in revenues, thanks to progress in the development of the A400M. Space divisions were virtually unchanged year-on-year, the first quarter of 2005 having seen significant deliveries of satellites. Eurocopter, boosted by civil helicopter sales, reported a 26% rise in revenues. Growth at the Defense divisions was driven by sales related to the Eurofighter and MBDA.

Paris, May 9, 2006

The Lagardère Group is a market leader in the media sector (books, press, audiovisual, and distribution/retailing of cultural products). The group also has interests in the high technology sector via a 14.95% stake in EADS.
The group posted revenues of €13,013 m in 2005.
The Lagardère group is listed on the Premier Marché of the Paris Bourse.

Press Contacts

Thierry Funck-Brentano	tel. +33 (0)1 40 69 16 34	tfb@lagardere.fr
Arnaud Molinié	tel. +33 (0)1 40 69 16 72	amolinie@lagardere.fr

Investor Relations Contact

Laurent Carozzi	tel. +33 (0)1 40 69 18 02	lcarozzi@lagardere.fr



Lagardère

PRESS RELEASE

STEPPING-UP OF SHARE BUYBACK PROGRAM

Lagardère SCA is announcing that with effect from today, Monday July 17, 2006, it is stepping up its share buyback program.

This share buyback program falls within the scope of the Fifth Resolution adopted by the Annual General Meeting of the shareholders held on May 2, 2006, a description of which was posted on the website of the *Autorité des Marchés Financiers* on May 18 and July 13, 2006, and also on the company's own website. This resolution authorizes the Managing Partners to trade in the company's shares during a period of eighteen months from the date of the Annual General Meeting.

This initiative underlines the confidence of the Managing Partners of Lagardère SCA in the health of the Group's asset portfolio, and in its current and future potential to deliver growth and profitability.
It will also help to optimize the Group's balance sheet structure.

The use to which the repurchased shares are put will be in compliance with the objectives authorized by the Annual General Meeting. In particular, they may be retained and subsequently offered in exchange or as consideration for possible future mergers or acquisitions. If no suitable merger or acquisition opportunities arise, the shares may be cancelled.

These repurchases are in addition to the periodic acquisitions already made off-market by Lagardère SCA of its own shares to meet its obligations under stock option plans (see the press releases of November 3 and November 10, 2005).

Additional information:

The Annual General Meeting authorized the company to repurchase shares up to a maximum of 10% of the share capital, at a maximum purchase price of €80 per share.

As of June 30, 2006, Lagardère SCA held 3.29 million of its own shares, representing 2.31% of the share capital.

Paris, July 17, 2006

The Lagardère Group is a market leader in the media sector (books, press, audiovisual and distribution/retailing of cultural products).
The Group also has interests in the high technology sector via a 14.95% stake in EADS.
In 2005, the Group posted revenues of €13,013m.
The Lagardère Group is listed on the Premier Marché of the Paris Bourse.

Press Contacts

Thierry Funck-Brentano tel. +33 (0)1 40 69 16 34 tfb@lagardere.fr

Arnaud Molinié tel. +33 (0)1 40 69 16 72 amolinie@lagardere.fr

Investor Relations Contact

Laurent Carozzi tel. +33 (0)1 40 69 18 02 lcarozzi@lagardere.fr



Lagardère

PRESS RELEASE

LAGARDERE SCA 2006 FIRST-HALF CONSOLIDATED REVENUES: UP 7.5% ON A REPORTED BASIS

LAGARDERE MEDIA REVENUES UP 1.6% ON A REPORTED BASIS AND 1.0% ON A LIKE-FOR-LIKE BASIS (*)

Lagardère Media revenues for the first half of 2006 rose by 1.6% to €3,792.7m, boosted by an additional €98m from the first-time consolidation of the activities of Time Warner Book Group. The effect on first-half revenues of the rise in the average rate of the euro against the dollar was negligible.

Lagardère Media revenues advanced by 1.0% on a like-for-like basis(*) in the first half of 2006.

Key factors in like-for-like trends in the second quarter of 2006 were as follows:

- **Books – A good quarter, thanks largely to fine performances from the United Kingdom, Distribution, Education and Part-works, and a better performance from Literature in France.**
- **Press – Revenues down due to lower circulation of magazines for men in France, a further weakening of advertising revenues for auto magazines in the United States, and the effect of the discontinuation of some magazines.**
- **Distribution Services – Revenue growth slightly lower than in the first quarter, due mainly to a slowdown in sales of dailies and magazines. Other activities bore up well.**
- **Lagardere Active – Good quarter. The expected fall in TV Production (tough comparatives) was less serious than expected. Radio continues to record strong growth.**

LAGARDERE SCA consolidated revenues, including EADS (up 16.8%), rose by 7.5% in the first half of 2006 to €6,615.4m.

	Revenues (€m)		Year-on-year growth (reported)	Year-on-year growth (restated, like-for-like) (*)
	H1 2006	*H1 2005*		
. LAGARDERE MEDIA	**3,792.7**	***3,734.5***	**1.6%**	**1.0%**
- Books	817.4	*719.7*	13.6%	2.0%
- Press	911.3	*909.5*	0.2%	-1.1%
- Distribution Services	1,764.6	*1,799.3*	-1.9%	2.3%
- Lagardere Active	299.4	*306.0*	-2.2%	-3.1%
. EADS	**2,822.7**	***2,417.6***	**16.8%**	N/A
LAGARDERE SCA	**6,615.4**	***6,152.1***	**7.5%**	**N/A**

(*) excluding changes in group structure and the effects of exchange rates
N/A: not available

LAGARDERE MEDIA

Lagardère Media recorded growth of 1.4% on a constant structure basis (before adjusting for the effects of exchange rates).

- **Hachette Livre**

In the second quarter, Hachette Livre included revenues generated by the American publisher Time Warner Book Group, which contributed €98m to the top line.
Revenues for the first half of 2006 grew by 2.0% on a like-for-like basis (13.6% on a reported basis), substantially better than the first-quarter performance of -0.4%.

Key trends in the second quarter of 2006 were:

- As expected, General Literature in France saw a slowdown in the first half as the Dan Brown effect dwindled (840,000 copies sold to end June 2006, vs. 1.4 million to end June 2005). However, the slowdown was less marked than expected, due among other factors to a good performance from Fayard, and revenues rose slightly in the second quarter.
- Sales of part-works recorded a further substantial rise, especially in Japan and France.
- General Literature in the United Kingdom (Hodder Headline) posted very strong growth of over 10%, driven by sales of books by James Patterson and Stephen King.
- There was also good growth in Education in France, the United Kingdom and Spain, with strong sales of distance learning titles.
- Distribution also achieved double-digit growth thanks to the successful integration of the Larousse business and a healthy performance from distribution for third-party publishers.

- **Hachette Filipacchi Médias**

Hachette Filipacchi Médias delivered a disappointing second-quarter performance, with revenues down 1.1% on a like-for-like basis after modest growth of 0.8% in the first quarter.

The main factors behind the second-quarter like-for-like decline in revenues were:

- Reduced advertising spend for auto magazines in the United States, which account for some 20% of HFM's US sales.
- Weak circulation in France, especially in titles for men and Paris Match, which was affected by a tough comparative.
- The effect of the discontinuation of various titles (in particular Nova in Spain, Elle Girl and B in the United Kingdom, and a number of magazines in Japan and France), combined with adverse timing effects of publication dates (Woman's Day).
- A persistently tough trading environment, especially in Italy.

However, these adverse effects were mitigated by some positive developments:

- Advertising revenues continued to grow in most countries where HFM operates, including France (except for men's titles) and the United States (except for auto magazines), and were particularly strong for the flagship women's titles Elle, Marie-Claire and Psychologies.
- Newly-launched titles continued their strong advance.
- Emerging markets, especially Russia, are enjoying impressive growth.

- **Hachette Distribution Services**

Hachette Distribution Services advanced by 2.3% on a like-for-like basis over the first half, after a 3.6% like-for-like increase in the first quarter. On a reported basis, revenues were down by 1.9%, after the effect of the new AMP contract in Belgium (€84m over the first half).

Key trends during the second quarter were:

- Weak sales of newspapers and magazines, which make only a low contribution to operating margins, especially in Spain, Belgium and Hungary.
- Impact of the new Spanish law prohibiting the sale of tobacco (another product generating low operating margins) in public places where smoking is banned. Tobacco sales accounted for some 15% of our retail sales in Spain.
- Improved performances from Relay and Aelia, reflecting increased airport footfall.
- Another very strong sales performance in Eastern Europe and Asia.

- **Lagardere Active**

Lagardere Active, affected by tough comparatives in TV Production and theme channels, has seen revenues fall by 3.1% since the start of the year on a like-for-like basis, or by 2.2% on a reported basis. First-quarter revenues were down 6.7%.

Consequently, the second quarter was on an uptrend that beat our expectations.

Key first-half like-for-like trends by division were:

Radio – Strong growth of 7.5%, in line with the first-quarter performance of 8.5%. Revenues in France advanced slightly, with a good performance from Europe 1 and the first signs of an upturn for RFM in the second quarter on the back of rising audience figures since the start of the year. International activities are still enjoying a very rapid pace of growth.

Television – The decline in TV Production was less serious than expected at 17.5% over the first half after a 32% fall in the first quarter. Sales recorded by Images & Compagnie, Aube Production and GMT buoyed up second-quarter revenues. Theme channels saw a further decline of 13.8%, after the 18% first-quarter fall, due mainly to the closure of Match TV in the summer of 2005.

Lagardere Active Broadband – The division reported sales growth of 1.6%, after a 3.1% rise in the first quarter. Cellfish continues to grow at a rapid pace, though the effect is offset by the gradual shutdown of Hachette Multimédia.

- **Outlook**

Books: The second half should see a continuation of the current positive trends, with education making a higher relative contribution from the third quarter.
Press: The outlook for circulation is not improving, and we have responded by stepping up our efforts to restructure the portfolio. Sales in emerging markets are still growing fast, and the growth of our newly-launched titles is encouraging.
Distribution: The prospects look good, and growth is set to pick up in the second half.
Lagardere Active: Visibility in Radio is still poor, but the tough comparatives in Television will disappear from the third quarter.

The better-than-expected performance from Books, Distribution and Lagardere Active is offsetting the current weakness of the Press division.
Consequently, we are reiterating our previous guidance on full-year like-for-like growth in recurring EBIT before associates from Media activities, which we expect to be in the "3%-7%" range, based on the same parameters:

- a euro/dollar exchange rate of 1.25
- excluding changes in group structure
- excluding the impact of investment in Digital Terrestrial Television licenses (-€7m in 2005, -€21m in 2006).

EADS

The revenues shown on the **"EADS"** line represent 14.87% of the revenues generated by EADS (versus 15.09% in the first half of 2005).

The share of EADS revenues consolidated by Lagardère SCA in the first half of 2006 was up 16.8% on the first half of 2005 at €2.82bn.
All divisions reported growth. Airbus achieved a record level of deliveries, with 219 aircraft delivered in the first half of 2006, against 189 in the first half of 2005. Growth in Military Transport Aircraft was driven mainly by progress on the A400M program, Eurocopter was boosted by a sharp rise in deliveries, and the Space division benefited from increased production of the Ariane 5 launcher and from advances in the Paradigm satellite service program.

Paris, July 27, 2006

The Lagardère Group is a market leader in the media sector (books, press, audiovisual and distribution/retailing of cultural products). The Group also has interests in the high technology sector via a 14.87% stake in EADS.
In 2005, the Group posted revenues of €13,013m.
The Lagardère Group is listed on the Premier Marché of the Paris Stock Exchange.

Press Contacts

Thierry Funck-Brentano	tel. +33 (0)1 40 69 16 34	tfb@lagardere.fr
Arnaud Molinié	tel. +33 (0)1 40 69 16 72	amolinie@lagardere.fr

Investor Relations Contact

Laurent Carozzi	tel. +33 (0)1 40 69 18 02	lcarozzi@lagardere.fr



Lagardère

PRESS RELEASE

LAGARDERE SCA 2006 FIRST-HALF CONSOLIDATED REVENUES: UP 7.5% ON A REPORTED BASIS

LAGARDERE MEDIA REVENUES UP 1.6% ON A REPORTED BASIS AND 1.0% ON A LIKE-FOR-LIKE BASIS (*)

Lagardère Media revenues for the first half of 2006 rose by 1.6% to €3,792.7m, boosted by an additional €98m from the first-time consolidation of the activities of Time Warner Book Group. The effect on first-half revenues of the rise in the average rate of the euro against the dollar was negligible.

Lagardère Media revenues advanced by 1.0% on a like-for-like basis(*) in the first half of 2006.

Key factors in like-for-like trends in the second quarter of 2006 were as follows:

- **Books – A good quarter, thanks largely to fine performances from the United Kingdom, Distribution, Education and Part-works, and a better performance from Literature in France.**
- **Press – Revenues down due to lower circulation of magazines for men in France, a further weakening of advertising revenues for auto magazines in the United States, and the effect of the discontinuation of some magazines.**
- **Distribution Services – Revenue growth slightly lower than in the first quarter, due mainly to a slowdown in sales of dailies and magazines. Other activities bore up well.**
- **Lagardere Active – Good quarter. The expected fall in TV Production (tough comparatives) was less serious than expected. Radio continues to record strong growth.**

LAGARDERE SCA consolidated revenues, including EADS (up 16.8%), rose by 7.5% in the first half of 2006 to €6,615.4m.

	Revenues (€m)		Year-on-year growth (reported)	Year-on-year growth (restated, like-for-like) (*)
	H1 2006	*H1 2005*		
. LAGARDERE MEDIA	**3,792.7**	***3,734.5***	**1.6%**	**1.0%**
- Books	817.4	*719.7*	13.6%	2.0%
- Press	911.3	*909.5*	0.2%	-1.1%
- Distribution Services	1,764.6	*1,799.3*	-1.9%	2.3%
- Lagardere Active	299.4	*306.0*	-2.2%	-3.1%
. EADS	**2,822.7**	***2,417.6***	**16.8%**	N/A
LAGARDERE SCA	**6,615.4**	***6,152.1***	**7.5%**	**N/A**

(*) excluding changes in group structure and the effects of exchange rates
N/A: not available

LAGARDERE MEDIA

Lagardère Media recorded growth of 1.4% on a constant structure basis (before adjusting for the effects of exchange rates).

- **Hachette Livre**

In the second quarter, Hachette Livre included revenues generated by the American publisher Time Warner Book Group, which contributed €98m to the top line.
Revenues for the first half of 2006 grew by 2.0% on a like-for-like basis (13.6% on a reported basis), substantially better than the first-quarter performance of -0.4%.

Key trends in the second quarter of 2006 were:

- As expected, General Literature in France saw a slowdown in the first half as the Dan Brown effect dwindled (840,000 copies sold to end June 2006, vs. 1.4 million to end June 2005). However, the slowdown was less marked than expected, due among other factors to a good performance from Fayard, and revenues rose slightly in the second quarter.
- Sales of part-works recorded a further substantial rise, especially in Japan and France.
- General Literature in the United Kingdom (Hodder Headline) posted very strong growth of over 10%, driven by sales of books by James Patterson and Stephen King.
- There was also good growth in Education in France, the United Kingdom and Spain, with strong sales of distance learning titles.
- Distribution also achieved double-digit growth thanks to the successful integration of the Larousse business and a healthy performance from distribution for third-party publishers.

- **Hachette Filipacchi Médias**

Hachette Filipacchi Médias delivered a disappointing second-quarter performance. The division's revenues fell by 1.1% on a like-for-like basis over the first half, after modest growth of 0.8% in the first quarter.

The main factors behind the second-quarter like-for-like decline in revenues were:

- Reduced advertising spend for auto magazines in the United States, which account for some 20% of HFM's US sales.
- Weak circulation in France, especially in titles for men and Paris Match, which was affected by a tough comparative.
- The effect of the discontinuation of various titles (in particular Nova in Spain, Elle Girl and B in the United Kingdom, and a number of magazines in Japan and France), combined with adverse timing effects of publication dates (Woman's Day).
- A persistently tough trading environment, especially in Italy.

However, these adverse effects were mitigated by some positive developments:

- Advertising revenues continued to grow in most countries where HFM operates, including France (except for men's titles) and the United States (except for auto magazines), and were particularly strong for the flagship women's titles Elle, Marie-Claire and Psychologies.
- Newly-launched titles continued their strong advance.
- Emerging markets, especially Russia, are enjoying impressive growth.

- **Hachette Distribution Services**

Hachette Distribution Services advanced by 2.3% on a like-for-like basis over the first half, after a 3.6% like-for-like increase in the first quarter. On a reported basis, revenues were down by 1.9%, after the effect of the new AMP contract in Belgium (€84m over the first half).

Key trends during the second quarter were:

- Weak sales of newspapers and magazines, which make only a low contribution to operating margins, especially in Spain, Belgium and Hungary.
- Impact of the new Spanish law prohibiting the sale of tobacco (another product generating low operating margins) in public places where smoking is banned. Tobacco sales accounted for some 15% of our retail sales in Spain.
- Improved performances from Relay and Aelia, reflecting increased airport footfall.
- Another very strong sales performance in Eastern Europe and Asia.

- **Lagardere Active**

Lagardere Active, affected by tough comparatives in TV Production and theme channels, has seen revenues fall by 3.1% since the start of the year on a like-for-like basis, or by 2.2% on a reported basis. First-quarter revenues were down 6.7%.

Consequently, the second quarter was on an uptrend that beat our expectations.

Key first-half like-for-like trends by division were:

Radio – Strong growth of 7.5%, in line with the first-quarter performance of 8.5%. Revenues in France advanced slightly, with a good performance from Europe 1 and the first signs of an upturn for RFM in the second quarter on the back of rising audience figures since the start of the year. International activities are still enjoying a very rapid pace of growth.

Television – The decline in TV Production was less serious than expected at 17.5% over the first half after a 32% fall in the first quarter. Sales recorded by Images & Compagnie, Aube Production and GMT buoyed up second-quarter revenues. Theme channels saw a further decline of 13.8%, after the 18% first-quarter fall, due mainly to the closure of Match TV in the summer of 2005.

Lagardere Active Broadband – The division reported sales growth of 1.6%, after a 3.1% rise in the first quarter. Cellfish continues to grow at a rapid pace, though the effect is offset by the gradual shutdown of Hachette Multimédia.

- **Outlook**

Books: The second half should see a continuation of the current positive trends, with education making a higher relative contribution from the third quarter.
Press: The outlook for circulation is not improving, and we have responded by stepping up our efforts to restructure the portfolio. Sales in emerging markets are still growing fast, and the growth of our newly-launched titles is encouraging.
Distribution: The prospects look good, and growth is set to pick up in the second half.
Lagardere Active: Visibility in Radio is still poor, but the tough comparatives in Television will disappear from the third quarter.

The better-than-expected performance from Books, Distribution and Lagardere Active is offsetting the current weakness of the Press division.
Consequently, we are reiterating our previous guidance on full-year like-for-like growth in recurring EBIT before associates from Media activities, which we expect to be in the "3%-7%" range, based on the same parameters:

- a euro/dollar exchange rate of 1.25
- excluding changes in group structure
- excluding the impact of investment in Digital Terrestrial Television licenses (-€7m in 2005, -€21m in 2006).

EADS

The revenues shown on the **"EADS"** line represent 14.87% of the revenues generated by EADS (versus 15.09% in the first half of 2005).

The share of EADS revenues consolidated by Lagardère SCA in the first half of 2006 was up 16.8% on the first half of 2005 at €2.82bn.
All divisions reported growth. Airbus achieved a record level of deliveries, with 219 aircraft delivered in the first half of 2006, against 189 in the first half of 2005. Growth in Military Transport Aircraft was driven mainly by progress on the A400M program, Eurocopter was boosted by a sharp rise in deliveries, and the Space division benefited from increased production of the Ariane 5 launcher and from advances in the Paradigm satellite service program.

Paris, July 27, 2006

The Lagardère Group is a market leader in the media sector (books, press, audiovisual and distribution/retailing of cultural products). The Group also has interests in the high technology sector via a 14.87% stake in EADS.
In 2005, the Group posted revenues of €13,013m.
The Lagardère Group is listed on the Premier Marché of the Paris Stock Exchange.

Press Contacts

Thierry Funck-Brentano	tel. +33 (0)1 40 69 16 34	tfb@lagardere.fr
Arnaud Molinié	tel. +33 (0)1 40 69 16 72	amolinie@lagardere.fr

Investor Relations Contact

Laurent Carozzi	tel. +33 (0)1 40 69 18 02	lcarozzi@lagardere.fr



Lagardère

PRESS RELEASE

LAGARDERE SCA RECURRING EBIT BEFORE ASSOCIATES UP BY 7.6% DURING THE FIRST HALF OF 2006

RECURRING EBIT BEFORE ASSOCIATES FROM MEDIA ACTIVITIES UP BY 5.4% DURING THE FIRST HALF OF 2006 AND BY 4.9% BASED ON THE PARAMETERS USED FOR 2006 GUIDANCE

At its meeting on September 13, 2006, the Supervisory Board reviewed the consolidated financial statements of **LAGARDERE SCA** for the first half of 2006, as presented by Arnaud Lagardère, General Partner, and Philippe Camus and Pierre Leroy, co-Managing Partners.

Highlights:

- Net sales from Media activities up 1.6% at €3,793m (up 1% like-for-like).
- Recurring EBIT before associates from Media activities up 5.4% at €206m, or 4.9% excluding the effects of (i) the cost of investment in Digital Terrestrial Television, (ii) the disposal of Dalloz and (iii) the acquisition of Time Warner Book Group, and based on a constant euro/dollar rate of 1.25. These results reflect fine performances from the "Active", "Books" and "Distribution" segments, offsetting a reduced contribution from the "Press" segment which faced a tough environment.
- Net interest expense of €64m for Lagardère excluding EADS, including €32m of interest expense relating to the EADS Mandatory Exchangeable Bond.
- Net bank debt (excluding EADS) of €1,673m, versus €1,075m at December 31, 2005, due mainly to the acquisition of Time Warner Book Group and to the dividend payout.
- 2006 guidance of "3%-7% growth" in recurring EBIT before associates from Media activities reiterated, assuming no change in parameters.

CONSOLIDATED NET SALES

Consolidated net sales for the six months to June 30, 2006 were €6,615m, compared with €6,152m for the first half of 2005, an increase of 7.5%.

- **Like-for-like growth of 1% in net sales from Media activities**

First-half net sales from **Media activities** rose by 1% on a like-for-like basis to €3,793m.

The "Books" segment performed well despite tough comparatives in the early part of the year. Sales rose by 2.0% like-for-like (13.6% on a reported basis). Sales in General Literature fell in France, but by less than expected, with the dwindling Dan Brown effect partly offset by healthy sales at some other publishers, especially Fayard. Part-Works, General Literature in the UK, Education and Distribution all reported highly satisfactory growth. The first-time consolidation of Time Warner Book Group from April 2006 added €98m to first-half net sales.
Net sales for the "Active" segment were down 3.1% like-for-like, on tough comparatives for TV Production and theme channels. However, the decline in net sales was again less than expected, with the Radio business and some TV Production houses (Aube production, GMT and Images & Compagnie) bearing up well.
The "Press" segment, where net sales slipped by 1.1% on a like-for-like basis, is faced with challenging market conditions in terms of both advertising (low advertising spend on auto magazines in the United States) and circulation (magazines for men in France).
Finally, the "Distribution" segment posted like-for-like growth of 2.3% thanks to strong trading in Eastern Europe and Asia and continuing growth in airport footfall.

- **Strong growth in EADS contribution to net sales**

Net sales shown on the **"EADS"** line represent 14.87% of the revenues generated by the EADS group (versus 15.09% in the first half of 2005).

The share of EADS revenues consolidated by Lagardère SCA in the first half of 2006 was up 16.8% on the first half of 2005 at €2.82bn.
All divisions reported growth. Airbus achieved a record level of deliveries, with 219 aircraft delivered in the first half of 2006, against 189 in the first half of 2005. Growth in Military Transport Aircraft was driven mainly by progress on the A400M program, Eurocopter was boosted by a sharp rise in deliveries, and the Space division benefited from increased production of the Ariane 5 launcher and advances in the Paradigm satellite services program.

RECURRING EBIT BEFORE ASSOCIATES

- ### Recurring EBIT before associates from Media activities

The **Media** division contributed €206m to recurring EBIT before associates in the first half of 2006, an increase of 5.4% on the 2005 first-half figure. Excluding the cost of investment in Digital Terrestrial Television, the disposal of Dalloz and the acquisition of Time Warner Book Group, and based on a constant euro/dollar rate of 1.25, growth amounted to 4.9%.

The "Books" segment reported another solid performance, raising recurring EBIT before associates by 27.1% to €68m. Growth was driven by Education in France and Spain, by Distribution (helped in particular by new business such as Larousse books), and by Part-Works internationally. The first-half figure also includes a €12.5m contribution from Time Warner Book Group, consolidated from April 2006.

The "Active" segment had a very good first-half, with recurring EBIT before associates up 21.2% at €41m despite a €8.7m investment in Digital Terrestrial Television channels. The contribution from Radio activities increased sharply, especially on the international front. TV Production held steady despite a very unfavorable comparative. Broadband investment costs eased a little in the first half, due largely to a reduction in losses at Cellfish.

Recurring EBIT before associates for the "Distribution" segment was 5.5% higher than in the first half of 2005 at €42m, driven by continuing growth at Aelia and expansion in Eastern Europe and Asia.

The "Press" segment reported recurring EBIT before associates of €55m, down 19.5% on the first half of 2005. A number of factors underlie this result:

- The effect of lower advertising revenues for auto magazines in the United States.
- The effect of falling circulation of magazines for men, especially in France.
- A poor half-year for regional daily newspapers.
- More generally, the effect of weaker circulation figures for many magazines, apart from established brands such as Elle and Marie-Claire.
- These negative effects were not fully offset by good results from established brands (Elle, Télé 7 Jours). At the same time, the positive effects of new sources of growth (emerging markets and new launches), and of restructuring in Japan and Italy, are still limited.

- ### Strong growth in EADS contribution to recurring EBIT

EADS is consolidated in the **LAGARDERE SCA** financial statements for the six months to June 30, 2006 using the proportionate consolidation method at a rate of 14.87%.

In the six months to June 30, 2006, EADS contributed €236m to EBIT, 6.8% up on the 2005 first-half figure of €221m. This performance was due to increased volumes, and to ongoing improvements in operating profits across all divisions.

Profit growth at Airbus was driven by volumes (219 deliveries, versus 189 in the first half of 2005), by additional cost savings derived from the "Route 06" program, and to a lesser extent by increased financing contributions from customers. These positives outweighed the effects of less attractive currency risk hedging rates, higher R&D spend, and cost overruns on the A380.

- **Overall, consolidated recurring EBIT before associates for the Lagardère Group came to €447m (versus €415m in the first half of 2005), a rise of 7.6%.**

NON-RECURRING ITEMS

Non-recurring items represented a net charge of €1m. For Lagardère alone (excluding EADS), non-recurring items represented a net gain of €8m.

INCOME FROM ASSOCIATES

For the Group as a whole, income from associates was €48m, versus €52m in the first half of 2005. However, the contribution of associates to **Media and Other Activities** rose by 23% to €41m. *Canal*Sat contributed €32m, compared with €27m in the first half of 2005.

Earnings before interest and taxes (EBIT) rose by 6.4% to €494m, with the EBIT contribution from Media and Other Activities increasing by 16.8% to €260m.

NET INTEREST EXPENSE BY DIVISION

Consolidated net interest expense for the first half of 2006 was €72m, compared with €33m for the first half of 2005.
Lagardère Media and Other Activities reported net interest expense of €64m, versus €22m for the first half of 2005. This figure comprises:

- Net expense of €30m for Lagardère Media (vs. €25m in H1 2005), the slight increase being due mainly to the effect of the acquisition of Time Warner Book Group.
- Net expense of €34m for Other Activities, which includes the cost of the EADS Mandatory Exchangeable Bond.

INCOME TAXES

Income tax expense for the Group as a whole was €133m, against €121m for the comparable period of 2005.
Excluding EADS, the tax charge rose by €25m, and the effective tax rate (also excluding EADS) increased from 25% in the first half of 2005 to 43% in the first half of 2006. The key factors were:

- A 16.8% increase in EBIT relative to the first half of 2005.
- The effect of the interest expense on the Mandatory Exchangeable Bond, which increases the Group's tax losses without resulting in a tax saving during the current period.
- The fact that gains on disposals included in accounting EBIT were lower than the taxable gains used in the income tax calculation.

MINORITY INTERESTS in net income came to €9m (vs. €16m in the first half of 2005).

Overall, **consolidated net income** attributable to the Group was **€280m, compared with €294m for the first half of 2005**. Consolidated net income for **Media and Other Activities** fell from €142m in the first half of 2005 to €117m in the first half of 2006.

€ MILLION	H1 2006			H1 2005		
	MEDIA & OTHER ACTIVITIES	EADS	LAGARDÈRE GROUP TOTAL	MEDIA & OTHER ACTIVITIES	EADS	LAGARDÈRE GROUP TOTAL
Net sales	**3,793**	**2,822**	**6,615**	**3,734**	**2,418**	**6,152**
Recurring EBIT before associates	**211**	**236**	**447**	**194**	**221**	**415**
Non-recurring items	8	(9)	(1)	(5)	2	(3)
Income from associates	41	7	48	33	19	52
EBIT	**260**	**234**	**494**	**222**	**242**	**464**
Net interest expense	(64)	(8)	(72)	(22)	(11)	(33)
Income tax expense	(67)	(66)	(133)	(42)	(79)	(121)
Net income before minority interests	**129**	**160**	**289**	**158**	**152**	**310**
Minority interests	12	(3)	9	16	0	16
Net income	**117**	**163**	**280**	**142**	**152**	**294**

NET DEBT

Net bank debt at June 30, 2006 stood at €1,425m, giving gearing of 27%.
Excluding EADS, net debt amounted to €1,673m.
The increase in net debt relative to the end-2005 figure (€1,075m) was mainly due to the acquisition of Time Warner Book Group (€423m) and to the dividend payout.

NET CASH FLOW FROM OPERATING AND INVESTING ACTIVITIES

Net cash flow (from operating and investing activities) generated by **Media and Other Activities** in the first half of 2006 fell year-on-year, representing a net outflow of €414m compared with a net inflow of €528m in the comparable period of 2005. Key factors included:

- Stable cash flows from operating activities year-on-year.
- A sharp rise in net cash outflows on investing activities, to €442m. While net investment in property, plant and equipment and intangible assets fell (€33m in H1 2006, vs. €67m in H1 2005), net investment in financial assets rose as a result of the acquisition of Time Warner Book Group (€423m [*]) and of smaller acquisitions such as UK educational publisher Philip Allan Updates and radio stations in Russia, notwithstanding the cash inflow of €130m from the disposal of Dalloz.
- The €582m positive effect of the proceeds from the sale of T-Online shares in H1 2005.

[*] *Amount subject to fair value adjustments during the second half of 2006*

OUTLOOK

The "Books" segment is set for a good 2006, as the seasonal upswing in the Education business cuts in from the third quarter.

The Group does not expect trading conditions for the "Press" segment to improve. Restructuring has been stepped up. Future sources of growth (international brands, internet, new launches and emerging markets) are in place and are growing at a satisfactory pace, but from too low a base to make good the current weakness in our traditional business. Overall, we expect a further decline in recurring EBIT before associates in the second half.

The outlook for the "Distribution" segment is encouraging, despite continuing uncertainty on the potential impact of the heightened airport security measures introduced in August 2006.

In the "Active" segment, visibility is poor in the French Radio business, though the prospects for TV Production and the international Radio business are good.

The better-than-expected performances from the "Books", "Distribution" and "Active" segments are offsetting the current weakness of the "Press" segment.
Consequently, we are reiterating our previous guidance on like-for-like growth in recurring EBIT before associates from Media activities, which we expect to be in the "3%-7%" range, based on the same parameters:

- A euro/dollar exchange rate of 1.25;
- Excluding changes in Group structure;
- Excluding the impact of investment in Digital Terrestrial Television licenses (-€7m in 2005, -€21m in 2006).

Paris, September 13, 2006

The Lagardère Group is a market leader in the media sector (books, distribution, press and audiovisual). The Group also has interests in the high technology sector via a 14.87% stake in EADS.
Lagardère shares are listed on Eurolist by Euronext – Compartment A.

Press Contacts:

Thierry FUNCK-BRENTANO — tel: +33 (0)1.40.69.16.34
e-mail: tfb@lagardere.fr

Arnaud MOLINIE — tel: +33 (0)1.40.69.16.72
e-mail: amolinie@lagardere.fr

Investor Relations:

Laurent CAROZZI — tel: +33 (0)1.40.69.18.02
e-mail: lcarozzi@lagardere.fr